October 2, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Ethan Horowitz

Re:	Endeavour International Corporation

Form 10-K for Fiscal Year Ended

December 31, 2012

Filed March 18, 2013

File No. 001-32212

Dear Mr. Horowitz:

Set forth below are the responses of Endeavour International Corporation, a Nevada corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2013 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, File No. 001-32212, filed with the Commission on March 18, 2013 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 34

Reserves, page 36

1. The discussion of your proved undeveloped (“PUD”) reserves does not appear to include information required by Item 1203 of Regulation S-K. Please revise to disclose the reasons and figures for material changes during the year, progress and investments toward conversion of PUD reserves to developed status, and the reasons, if any, for material PUD reserves remaining undeveloped for more than five years after initial booking.

Securities and Exchange Commission

October 2, 2013

Response:

We acknowledge the Staff’s comment and will undertake to revise our future filings accordingly. In our future filings, we propose to amend the discussion of proved undeveloped reserves in the following manner:

Proved undeveloped (“PUD”) reserves in the U.K. increased from 11.1 MMBOE at December 31, 2011 to 17.4 MMBOE at December 31, 2012 primarily due to our purchase of additional interests in the Alba field and development drilling in Bacchus discovering additional PUD reserves in previously undrilled fault blocks and development drilling in Rochelle. PUD reserves in the U.S. decreased from 6.4 MMBOE at December 31, 2011 to none at December 31, 2012 primarily due to lower US gas pricing resulting in all undrilled locations becoming uneconomic. During 2012, we invested approximately $182 million to convert our PUD reserves to proved developed reserves primarily in the following areas:

•	Initial development operations at the Bacchus field were completed and the field commenced first production in the middle of 2012 as the first of three development wells came online. Additional development drilling is ongoing during 2013 for the second and third development wells.

•	Development operations at the Rochelle field continued throughout 2012, including beginning drilling the initial well and subsea tie-ins. The Rochelle field was initially drilled in 2009 and is expected to reach first production in the second half of 2013. Additional development drilling is ongoing during 2013.

•	The Alba field has historically completed infill drilling programs that moved PUD reserves to proved developed reserves. The Alba field completed two infill wells during 2012 and three infill wells are expected to be drilled during 2013.

There were no PUD reserves remaining undeveloped for more than five years after initial booking.

Further discussions of the progress of the development programs at the Bacchus and Rochelle fields were included on pages 2 through 3 and 57 through 58 of our 2012 Form 10-K. In addition, future development plans at Alba, Bacchus and Rochelle were discussed on pages 60 through 61. Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

Qualifications of Reserves Preparers and Auditors, page 38

2. You describe your third party engineer as meeting professional standards put forward by the Society of Petroleum Engineers. Item 1202(a)(7) of Regulation S-K requires that registrants “…disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit.” Please revise your description to disclose the specific qualifications of the responsible technical person(s) as required. This comment also applies to your third party engineering report filed as Exhibit 99.1.

Securities and Exchange Commission

October 2, 2013

We acknowledge the Staff’s comment and will undertake to revise our future filings and our third party engineering report accordingly. In our future filings, we propose to amend references to the qualifications of reserves preparers and auditors in the following manner:

We employ oil and gas technical professionals, including geophysicists, petrophysicists, geologists, and reservoir engineers, who have 10 to 35 years of experience in their technical fields. Our Director of Reservoir Engineering, Mr. Derek Neilson, who has 29 years of experience, supervises our technical professionals in the evaluation and estimation of our oil and gas reserves. Mr. Neilson graduated from Strathclyde University, Scotland, in 1983 with a Bachelor of Science Degree in Mining Engineering and from Heriot Watt University, Scotland, in 1984 with a Masters in Petroleum Engineering. In addition, we engage experienced and qualified consultants to perform various comprehensive seismic acquisitions, processing, reprocessing, interpretation, and other related services.

The reserves estimates shown herein have been independently evaluated by Netherland, Sewell & Associates, Inc. (“NSAI”), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Derek Newton and Mr. David Nice. Mr. Newton has been practicing consulting petroleum engineering at NSAI since 1997. Mr. Newton is a Licensed Professional Engineer in the State of Texas (No. 97689) and has over 27 years of practical experience in petroleum engineering, with over 15 years’ experience in the estimation and evaluation of reserves. He graduated from University College, Cardiff, Wales, in 1983 with a Bachelor of Science Degree in Mechanical Engineering and from Strathclyde University, Scotland, in 1986 with a Master of Science Degree in Petroleum Engineering. Mr. Nice has been practicing consulting petroleum geology at NSAI since 1998. Mr. Nice is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 346) and has over 28 years of practical experience in petroleum geosciences, with over 14 years’ experience in the estimation and evaluation of reserves. He graduated from University of Wyoming in 1982 with a Bachelor of Science Degree in Geology and in 1985 with a Master of Science Degree in Geology. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Securities and Exchange Commission

October 2, 2013

Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

3. You state that Netherland, Sewell & Associates, Inc. (“NSAI”), your third party engineer, “…opined that the overall proved reserves for the reviewed properties as estimated by us are, in the aggregate, reasonable, prepared in accordance with generally accepted petroleum engineering and evaluation principles and conform to the SEC’s definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. NSAI has informed us that the tests and procedures used during its reserves audit conform to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Also, please refer us to a compilation of these principles.

Response:

We acknowledge the Staff’s comment and will undertake to revise our future filings accordingly. In our future filings, we propose to amend references to the qualifications of reserves preparers and auditors in the following manner:

NSAI opined that the overall proved reserves for the reviewed properties as estimated by us are, in the aggregate, reasonable and conform to the SEC’s definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. NSAI has informed us that the tests and procedures used during its reserves audit conform to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

Securities and Exchange Commission

October 2, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Strategic Alternatives, page 46

4. You disclose the sale of a monetary production payment for $107.5 million in 2013. Please explain to us the details of this transaction and address whether the associated oil and gas volumes will be included as part of your December 31, 2013 disclosed proved reserves.

Response:

As discussed in Note 24 – Subsequent Events, in March 2013, our wholly-owned subsidiary, Endeavour Energy UK Ltd. (“EEUK”), entered into an agreement (the “MPP Agreement”) for $107.5 million providing for the sale and purchase of a production payment over the proceeds of sale from a proportion of EEUK’s entitlement to production from its interests in the Alba and Bacchus fields located in the UK sector of the North Sea (the “Production Payment Transaction”) and the issuance of warrants. Repayment of the production payment will come solely from the proceeds from the sale of production from EEUK’s entitlement from the Alba and Bacchus fields.

Pursuant to FASB ASC 932-470-25, funds advanced to an operator that are repayable in cash out of the proceeds from a specified share of future production of a producing property, until the amount advanced plus interest at a specified or determinable rate is paid in full, shall be accounted for as a liability. Further FASB ASC 932-360-55 -2 states that if the seller’s production payment obligation is not expressed in monetary terms but as an obligation to deliver a specified quantity of oil or gas out of a share of future production, then related reserve estimates and production data shall be reported as those of the purchaser of the production payment and not of the seller. Our obligation under the Production Payment Transaction is expressed in the repayment of specified dollar amounts, not in a specified quantity of oil and gas production, resulting in the classification of the transaction as a monetary production payment. All reserves and production for monetary production payments are reported with those of the seller, therefore the associated oil and gas volumes will be included in our proved reserves disclosures at December 31, 2013.

Revenues, page 48

5. Item 1204(a) of Regulation S-K requires, in part, the disclosure of historical annual production for any field that contains 15% or more of a registrant’s total proved reserves (i.e., the Alba field). Item 1204(b) of Regulation S-K requires the disclosure of historical product prices and production costs by geographical area (i.e., U.S., U.K., and in total). It does not appear you have included these items in your filing. Please revise the tabular disclosure on page 50 to comply with Item 1204 of Regulation S-K.

Securities and Exchange Commission

October 2, 2013

Response:

We acknowledge the Staff’s comment and will undertake to revise our future filings accordingly. Historical production for any field that contained 15% or more of our total proved reserves was provided in Item 2 – Sales Volumes and Prices beginning on page 39. Though we believe we satisfied the requirement to disclose historical annual production for the required fields, in our future filings, we propose including this disclosure within the Revenues discussion that was on page 48. In addition in our future filings, we propose to amend the tabular presentation on page 48 to include historical product prices and production costs by geographical area in the following manner:

	Year Ended December 31,
	2012	2011	2010
Realized Price ($ per BOE):
United Kingdom	$103.12	$107.56	$57.26
United States	13.64	21.67	25.08

Total	$76.07	$48.67	$47.72

Operating Costs ($ per BOE):
United Kingdom	$25.67	$22.21	$10.49
United States	8.00	10.69	9.57

Total	$20.33	$14.31	$10.22

Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

Notes to Consolidated Financial Statements

Note 25 – Supplemental Oil and Gas Disclosures

Oil and Gas Reserves, page 135

6. Please revise your filing to provide additional detail explaining significant changes identified in your proved reserves during the periods presented. For example, describe the causal factors underlying the changes due to extensions and discoveries and revisions of previous estimates. Refer to FASB ASC 932-235-50-5.

Response:

In future filings, we will undertake to include in the discussion of expanded disclosure that discusses significant changes in our proved reserves such as the following:

Securities and Exchange Commission

October 2, 2013

Total proved reserves increased from 22.7 MMBOE at December 31, 2011 to 25.7 MMBOE at December 31, 2012, primarily due to 11.3 MMBOE added upon our purchase of additional interests in the Alba field, 2.0 MMBOE of extensions and discoveries due to development drilling in the Bacchus field proving additional volumes in the East and Western fault blocks and downward revisions of previous estimates of 6.8 MMBOE due to the loss of proved undeveloped reserves in the U.S. due to lower gas pricing.

Given the nature of the proposed changes, we respectfully request the Staff’s concurrence with our position that no retroactive adjustments need to be made to our existing disclosure.

Closing Comments

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (713) 307-8700.

Sincerely,

Endeavour International Corporation

By:	/s/ Catherine L. Stubbs
Catherine L. Stubbs
Senior Vice President and
Chief Financial Officer

cc:	Derek Newton, Netherland Sewell Associates, Inc.

Wei Lu (Securities and Exchange Commission)

Kimberly Calder (Securities and Exchange Commission)

Ronald Winfrey (Securities and Exchange Commission)